Exhibit 99.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF POLYMER GROUP, INC.

Adopted in accordance with
the provisions of Sections 141(b), 228, 242 and 245
of the General Corporation Law of
the State of Delaware

The undersigned, on behalf of Polymer Group, Inc. (the “Corporation”), incorporated and existing under and by virtue of  the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), does hereby certify as follows:

1.                 The Corporation filed its original Certificate of Incorporation with the Delaware Secretary of State on June 16, 1994 under the name Polymer Group, Inc. A Restated Certificate was filed on May 13, 1996. A Certificate of Designation was filed on May 15, 1996. A Restated Certificate was filed on March 6, 2003 (collectively, the “Certificate of Incorporation”).

2.                 This Amended and Restated Certificate of Incorporation amends, restates and integrates the provisions of the Certificate of Incorporation of said Corporation and has been duly adopted pursuant to resolutions adopted by the Board of Directors and Stockholders of the Corporation in accordance with the provisions of Sections 141(b), 228, 242 and 245, as applicable.

3.                 The text of the Certificate of Incorporation is hereby amended and restated to read in its entirety attached hereto.

IN WITNESS WHEREOF, the undersigned on behalf of the Corporation for the purpose of amending and restating the Certificate of Incorporation of the Corporation pursuant to the Delaware General Corporation Law, under penalties of perjury does hereby declare and certify that this is the act and deed of the Corporation and the facts stated herein are true, and accordingly has hereunto signed and acknowledged this Amended and Restated Certificate of Incorporation this 29th day of August, 2003.

By:	/s/ James L. Schaeffer
Name: James L. Schaeffer Title: Chief Executive Officer

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

POLYMER GROUP, INC.

ARTICLE ONE

The name of the Corporation is POLYMER GROUP, INC.

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware  19808, County of New Castle. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the board of directors of the Corporation (the “Board of Directors”).

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) either alone or with others through wholly or partially owned subsidiaries, as a partner (limited or general) in any partnership, as a joint venturer in any joint venture, or otherwise.

ARTICLE FOUR

Section 1.     Authorized Shares.

(a)    The total number of shares of capital stock which the Corporation has authority to issue is 41,313,698 shares, consisting of:

(i)    39,200,000 shares of Class A Common Stock, par value $.01 per share (“Class A Common”);

(ii)   800,000 shares of Class B Common Stock, par value $.01 per share (“Class B Common”);

(iii)  118,453 shares of Class C Common Stock, par value $.01 per share (“Class C Common”);

(iv)  498,688 shares of Class D Common Stock, par value $.01 per share (“Class D Common”);

(v)    523,557 shares of Class E Common Stock, par value $.01 per share (“Class E Common”); and

(vi)  173,000 shares of Preferred Stock, par value $.01 per share (“Preferred Stock”).

The Class A Common, Class B Common, Class C Common, Class D Common and Class E Common are referred to collectively as the “Common Stock.” The shares of Common Stock shall have the rights, preferences and limitations set forth below.  The shares of Preferred Stock may be issued from time to time in one or more series with such designation, preferences, participation rights, optional or other special rights and qualifications (including, dividend or interest rates, conversion prices, voting rights, redemption or repurchase restrictions, maturity dates and other similar matters), limitations or restrictions thereof, as shall be determined by the Board of Directors.

(b)   Notwithstanding anything herein to the contrary, the Corporation shall not be authorized to issue non-voting equity securities of any class, series or other designation to the extent prohibited by Section 1123(a)(6) of title 11 of the United States Code (the “Bankruptcy Code”); provided, however, that the foregoing restriction shall (i) have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, (ii) only have such force and effect for so long as such Section 1123(a)(6) is in effect and applies to the Corporation and (iii) be deemed void or eliminated if required under applicable law.

Section 2.     The preferences, limitations, designations and relative rights of the shares of each class and the qualifications, limitations or restrictions thereof shall be as follows:

(a)    Common Stock.

Except as otherwise provided in this Section 2(a) of Article Four or as otherwise required by applicable law, all shares of Class A Common, Class B Common, Class C Common, Class D Common and Class E Common shall be identical in all respects and shall entitle the holders thereof to the same rights, preferences and privileges, subject to the same qualifications, limitations and restrictions, as set forth herein.

           (i)  Voting Rights. Except as otherwise required by applicable law, all holders of Class A Common, Class B Common, Class C Common, Class D Common and Class E Common shall be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders, and the holders of Class A Common, Class B Common, Class C Common, Class D Common and Class E Common shall vote together as a single class.

          (ii)  Distributions. At the time of each Distribution, such Distribution shall be made to the holders of issued and outstanding shares of Class A Common, Class B Common, Class C Common, Class D Common and Class E Common in the following amounts and priority:

(A)  The holders of Class A Common, Class B Common and Class C Common, as a group, shall be entitled to receive all or a portion of such Distribution (ratably among such holders on a share-for-share basis based upon the number of shares of Class A Common, Class B Common and Class C Common held by each such holder as of the time of such Distribution) in a cumulative amount equal to the aggregate Initial Equity Hurdle Distribution, and no Distribution or any portion thereof shall be made under paragraphs (ii)(B) or (ii)(C) below until the entire amount of the Initial Equity Hurdle Distribution payable on the outstanding shares of Class A Common, Class B Common and Class C Common as of the time of such Distribution has been paid in full.

(B)  Once the Initial Equity Hurdle Distribution has been paid in full, the holders of Class A Common, Class B Common, Class C Common and Class D Common, as a group, shall be entitled to receive all or a portion of such further Distributions (ratably among such holders on a share-for-share basis based upon the number of shares of Class A Common, Class B Common, Class C Common and Class D Common held by each such holder as of the time of such Distribution) in a cumulative amount equal to the Subsequent Equity Hurdle Distribution, and no Distribution or any portion thereof shall be made under paragraph (ii)(C) below until the entire amount of the Subsequent Equity Hurdle Distribution payable on the outstanding shares of Class A Common, Class B Common, Class C Common and Class D Common has been paid in full.

(C)  After the required amounts of the Initial Equity Hurdle Distribution and Subsequent Equity Hurdle Distribution have been paid in full, the holders of Class A Common, Class B Common, Class C Common, Class D Common and Class E Common, as a group, shall be entitled to receive all of such further Distributions (ratably among such holders on a share-for-share basis based upon the number of shares of Common Stock held by each such holder as of the time of such Distribution).

(D)  In determining whether the Initial Equity Hurdle Distribution or Subsequent Equity Hurdle Distribution has been satisfied, all Distributions made from March 5, 2003 until the date of determination shall be aggregated.

        (iii)  Class C Dividend. On the Class C Dividend Payment Date, the Corporation shall (to the extent permitted under the General Corporation Law of Delaware) pay a cash dividend on each share of Class C Common (the “Class C Dividend”) equal to a pro rata portion of the lesser of (i) 1% per annum of the aggregate principal amount outstanding under the SPE Notes and (ii) $1,000,000. The Class C Dividend shall be payable on January 1 of each year, beginning January 1, 2004 (the “Class C Dividend Payment Date”) and shall terminate on the maturity date of the SPE Notes .

         (iv)  Sale Transaction. In the event the Corporation is acquired by any Person in a Sale Transaction, proper provision shall be made by the Corporation to ensure that the holders of Common Stock are treated in accordance with the provisions of Section 2(a)(ii) of this Article Four if and only to the extent that a Distribution of the proceeds of such Sale Transaction is required to be made hereunder. For purposes of ensuring compliance with the provisions of Section 2(a)(ii) of this Article Four, all amounts received by any holders of Common Stock in their sole capacity as a holder of Common Stock in connection with a Sale Transaction shall be treated as a Distribution from the Corporation to holders of Common Stock, and any non-cash consideration received by a holder of Common Stock in their sole capacity as a holder of Common Stock will be valued at its fair market value, on a date selected by the Board of Directors within ten days of its distribution to holders of Common Stock, as determined by the Board of Directors in good faith.

          (v)  Stock Splits and Stock Dividends. The Corporation shall not in any manner subdivide (by stock split, stock dividend or otherwise) or combine (by stock split, stock dividend or otherwise) the outstanding Common Stock of one class unless the outstanding Common Stock of all the other classes shall be proportionately subdivided or combined. All such subdivisions and combinations shall be payable only in Class A Common to the holders of Class A Common, in Class B Common to the holders of Class B Common, in Class C Common to the holders of Class C Common, in Class D Common to the holders of Class D Common and in Class E Common to the holders of the Class E Common.

         (vi)  Registration of Transfer. The Corporation shall keep at its principal office (or such other place as the Corporation reasonably designates) a register for the registration of shares of Common Stock. Upon the surrender of any certificate representing shares of any class of Common Stock at such place, the Corporation shall, at the request of the registered holder of such certificate, execute and deliver a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of such class represented by the surrendered certificate, and the Corporation forthwith shall cancel such surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of such class as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate. The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

        (vii)  Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any class of Common Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

      (viii)  Notices. All notices referred to herein shall be in writing, shall be delivered personally or by first class mail, postage prepaid, and shall be deemed to have been given when so delivered or mailed to the Corporation at its principal executive offices and to any stockholder at such holder’s address as it appears in the stock records of the Corporation (unless otherwise specified in a written notice to the Corporation by such holder).

         (ix)  Amendment and Waiver. No amendment or waiver of any provision of this Article Four shall be effective without the prior written consent of the holders of a majority of the then outstanding shares of Common Stock voting as a single class; provided that no amendment directly to any terms or provisions of any class of Common Stock that materially and adversely affects such class of Common Stock shall be effective without the prior consent of the holders of a majority of the then outstanding shares of such class of Common Stock.

          (x)  Certain Issuances of Additional Shares of Class A Common Stock. If at any time the Corporation shall issue any additional shares of Class A Common Stock upon conversion of the outstanding Convertible Notes, then each holder of a share of Class B Common Stock shall receive additional shares of Class B Common Stock in an amount per share so that the holders of the Class B Common, as a group, continue to hold the same percentage of the combined outstanding Class A Common, Class B Common and Class C Common immediately following such issuance as they held immediately prior to such issuance.

         (xi)  Conversion.

(A)  Each holder of issued and outstanding shares of Class B Common, Class C Common, Class D Common and Class E Common (collectively, “Convertible Stock”) shall be entitled at any time to convert any or all of the shares of such holder’s Convertible Stock into an equal number of shares of Class A Common.

(B)  Each conversion of shares of Convertible Stock into shares of Class A Common shall be effected by the surrender of the certificate or certificates representing the shares to be converted at the office of the transfer agent for the Convertible Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent for the Convertible Stock) at any time during normal business hours, together with a written notice by the holder of such Convertible Stock stating that such holder desires to convert the shares, or a stated number of the shares, of such Convertible Stock represented by such certificate or certificates into shares of Class A Common. Each conversion shall be deemed to have been effected as of the close of business on the date on which such certificate or certificates have been surrendered and such notice has been received, and at such time the rights of the holder of the converted shares of Convertible Stock as such holder shall cease and the person or persons in whose name or names the certificate or certificates for shares of Class A Common are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Class A Common represented thereby.

(C)  Promptly after the surrender of certificates and the receipt of written notice, the transfer agent for the Convertible Stock or the Corporation, as the case may be, shall issue and deliver in accordance with the surrendering holder’s instructions (a) the certificate or certificates for the Class A Common issuable upon such conversion and (b) a certificate representing any shares of Convertible Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.

(D)  The issuance of certificates for Class A Common upon conversion of shares of Convertible Stock shall be made without charge to the holders of such shares for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of Class A Common; provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common in a name other than that in which the shares of Convertible Stock were registered and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

(E)  The Corporation shall at all times when Convertible Stock shall be issued and outstanding reserve and keep available out of its authorized but unissued shares of Class A Common, solely for the purpose of issuance upon the conversion of the Convertible Stock such number of duly authorized shares of Class A Common as shall from time to time be sufficient to effect the conversion of all issued and outstanding Convertible Stock. All shares of Class A Common which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all liens created by the Corporation. The Corporation shall take all such actions as may be necessary to assure that all such shares of Class A Common may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Class A Common Stock may be listed (except for official notice of issuance which shall be immediately transmitted by the Corporation upon issuance).

(F)   Neither the transfer agent for the Convertible Stock, if any, nor the Corporation shall close its books against the transfer of shares of Common Stock in any manner which would interfere with the timely conversion of any shares of Convertible Stock. Any shares of Convertible Stock so converted shall be retired and cancelled and shall not be reissued, and the Corporation (without the need for stockholder action unless otherwise required by applicable state or Federal laws or regulations or rules of any stock exchange or automated quotation system) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Convertible Stock accordingly.

(b)   Definitions. Capitalized terms used in Section 1 of this Article Four and Section 2(a) of this Article Four shall have the meanings set forth below.

“Affiliate” of any Person means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such Person. The term “control,” as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity or the actions of the individual, as the case may be.

“Convertible Notes: means the 10% convertible subordinated notes due 2007 issued by the Corporation pursuant to the Indenture by and among the Corporation, the Guarantors named therein and Wilmington Trust Company, as trustee.

“Distribution” means each distribution on the Common Stock (excluding all Class C Dividends) made by the Corporation to holders of Common Stock, in their capacity as such, whether in cash, property, or equity securities of the Corporation without consideration and whether by dividend, liquidating distributions or otherwise; provided that (i) any exchange of any shares of Common Stock for other shares of Common Stock or other equity securities issued by the Company, (ii) any subdivision (by stock split, stock dividend or otherwise) of any outstanding shares of Common Stock, (iii) any combination (by stock split, stock dividend or otherwise) of any outstanding shares of Common Stock, (iv) any issuance of shares pursuant to a rights offering to all holders of Common Stock, (v) any issuance in accordance with Article II of the Shareholders Agreement, dated as of March 5, 2003, by and among the Corporation and the other parties identified therein, (vi) any issuance of shares in accordance with an anti-takeover plan in the form of a any shareholder rights or similar plan approved by the Board of Directors of the Corporation, (vii) any payment of principal or interest on the Convertible Notes, (viii) any issuance of shares of Class A Common Stock upon conversion of the Convertible Notes (including any shares of Class A Common Stock issued as a result of the antidilution provisions thereof), (ix) any payment of principal or interest on the Senior Subordinated Notes, or (x) any issuance of shares of Class B Common Stock pursuant to Section 2(a)(x) of this Article Four shall not be a Distribution.

“Initial Equity Hurdle Distribution” means Distributions to the holders of Common Stock in a cumulative amount equal to $600,000,000.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Sale Transaction” means the acquisition of (i) all or substantially all of the assets of the Corporation or, (ii) at least 51% of the voting capital stock of the Corporation, in each case, by any Person, whether pursuant to a sale, merger, consolidation, reclassification, reorganization, recapitalization, purchase of stock, tender offer, purchase of assets, lease or otherwise; provided that a transfer of voting capital stock by GOF to an Affiliate of GOF shall not constitute a Sale Transaction.

“Senior Subordinated Notes” means any of the 10% senior subordinated promissory notes issued pursuant to the Senior Subordinated Note Purchase Agreement, dated as of March 5, 2003, among the Corporation, each of the entities listed as guarantors on the signature pages thereto and MatlinPatterson Global Opportunities Partners LP.

“SPE Notes” means those promissory notes issued by PGI Special Purpose Holdings, LLC on March 5, 2003 pursuant to the Corporation’s Joint Second Amended Modified Plan of Reorganization, dated January 16, 2003 with an original maturity date of December 31, 2007.

“Subsequent Equity Hurdle Distribution” means Distributions to holders of Common Stock in a cumulative amount greater than $600,000,000 and up to $1,150,000,000.

ARTICLE FIVE

The Corporation is to have perpetual existence.

ARTICLE SIX

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, and the directors need not be elected by ballot unless required by the By-laws of the Corporation. In furtherance and not in limitation of the powers conferred by statute, except as set forth in the By-laws of the Corporation the Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal the By-laws of the Corporation.

ARTICLE SEVEN

Meetings of stockholders may be held within or without the State of Delaware, as the By-laws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation. The Board of Directors shall from time to time decide whether and to what extent and at what times and under what conditions and requirements the accounts and books of the Corporation, or any of them, except the stock book, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any books or documents of the Corporation except as conferred by the laws of the State of Delaware or as authorized by the Board of Directors.

ARTICLE EIGHT

Special meetings of stockholders of the Corporation may be called only by the chairman of the board, the president, the Board of Directors, written notice of at least two directors then in office or stockholders of the Corporation holding at least 25% of the outstanding shares of Common Stock in accordance with the By-laws. Any action required or permitted to be taken by the stockholders of the Corporation may be effected by the written consent of the stockholders of the Corporation necessary to take such action in lieu of a meeting of the stockholders of the Corporation.

ARTICLE NINE

Section 1.     The number of directors which shall constitute the whole Board of Directors shall be designated in the By-laws of the Corporation. Directors shall be elected for a term of office that expires at the next succeeding annual meeting of stockholders and shall hold office until their successors have been elected and qualified.

A director may be removed from office with or without cause by affirmative vote of a majority of the outstanding shares of Common Stock voting at a meeting or acting by written consent in lieu of an annual or special meeting of the stockholders.

Section 2.     Except to the extent prohibited by law or otherwise set forth herein or in the By-laws of the Corporation, the Board of Directors shall have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members, including, without limitation, the vote required for any action by the Board of Directors, and that from time to time shall affect the directors’ power to manage the business and affairs of the Corporation .

ARTICLE TEN

Section 1.     To the fullest extent permitted by the Delaware General Corporation Law as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

Section 2.     Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE ELEVEN

The Corporation expressly elects not to be governed by Section 203 of the Delaware General Corporation Law.

ARTICLE TWELVE

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation; provided that any amendment, alteration, change or repeal of Sections 2(a)(i), (ii), (iii), (iv), (v), (ix) or (x) or 2(b) of Article IV, Article VII, Article IX, Article XII or any amendment, alteration, change or repeal of Article X that results in an adverse effect upon the limitation of liability provided to directors therein, in each case, shall require the approval of at least one Non-GOF Board Member (as such term is defined in the Shareholders Agreement dated as of March 5, 2003, by and among the Corporation, MatlinPatterson Global Opportunities Partners LP and the other parties identified therein (the “Shareholders Agreement”)) and, in the case of any such amendment, alteration, change or repeal of Article X, the director adversely affected; provided further that the foregoing approval of at least one Non-GOF Board Member shall only be required if both (a) at lease one Non-GOF Board Member has the right to a seat on the board of directors pursuant to the Shareholders Agreement, and (b) at the time such approval is sought one of the following is true (i) at least one Non-GOF Board Member is a member of the board of directors, (ii) if a Non-GOF Board Member is not a member of the board of directors, a Non-GOF Board Member shall have been a member of the board of directors within sixty days of such time, or (iii) if a Non-GOF Board Member is not, and, within sixty days of such time, has not been, a member of the board of directors, a nomination or designation of a proposed Non-GOF Board Member shall have been made in good faith pursuant to the terms of the Shareholders Agreement and not withdrawn, and such nominee or designee shall not have refused or declined appointment to the board of directors.